UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

SAFE BULKERS, INC.

(Translation of registrant’s name into English)

Apt. D11, Les Acanthes 6, Avenue des Citronniers, MC98000 Monaco

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F   o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  o          No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INCORPORATION BY REFERENCE

This Report on Form 6-K shall be incorporated by reference into our registration statement on Form F-3,

as filed with the Securities and Exchange Commission on July 1, 2020 and as may be further amended, to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of

1933 or the Securities Exchange Act of 1934, in each case as amended.

EXHIBIT INDEX

1.

Press Release dated July 27, 2022: Safe Bulkers, Inc. Reports Second Quarter and Six Months 2022 Results.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 28, 2022

SAFE BULKERS, INC.

By:	/s/ Konstantinos Adamopoulos
Name:	Konstantinos Adamopoulos
Title:	Chief Financial Officer

Safe Bulkers, Inc. Reports Second Quarter and Six Months 2022 Results and

Declares Dividend on Common Stock

Monaco – July 27, 2022 -- Safe Bulkers, Inc. (the “Company”) (NYSE: SB), an international provider of marine drybulk transportation services, announced today its unaudited financial results for the three and six month periods ended June 30, 2022. The Board of Directors of the Company also declared a cash dividend of $0.05 per share of outstanding common stock.

Financial highlights
In million U.S. Dollars except per share data	Q2 2022	Q1 2022	Q4 2021	Q3 2021	Q2 2021	Six Months 2022	Six Months 2021
Net revenues	91.6	77.7	92.4	92.5	81.6	169.3	144.1
Net income	50.3	36.4	65.2	55.4	32.4	86.7	53.8
Adjusted net income[1]	50.4	32.3	50.4	50.7	36.3	82.7	52.9
EBITDA[2]	66.5	51.0	82.4	72.4	50.2	117.5	89.5
Adjusted EBITDA [2]	66.5	46.9	67.6	67.7	54.1	113.5	88.7
Earnings per share basic and diluted[3]	0.40	0.28	0.51	0.44	0.27	0.67	0.45
Adjusted earnings per share basic and diluted [3]	0.40	0.24	0.39	0.40	0.31	0.64	0.45

Average daily results in U.S. Dollars
Time charter equivalent rate[4]	25,050	21,352	26,180	24,427	21,098	23,247	18,321
Daily vessel operating expenses[5]	4,981	5,722	5,149	4,608	4,874	5,343	4,788
Daily vessel operating expenses excluding dry-docking and pre-delivery expenses[6]	4,648	4,923	4,666	4,570	4,539	4,782	4,444
Daily general and administrative expenses[7]	1,382	1,520	1,517	1,590	1,488	1,449	1,464

1 Adjusted Net income/(loss) is a non-GAAP measure. Adjusted Net income/(loss) represents Net income/(loss) before impairment and loss on vessels held for sale, gain/(loss) on sale of assets ,gain/(loss) on derivatives, early redelivery income/(cost), other operating expense and gain/(loss) on foreign currency. See Table 4.

2 EBITDA is a non-GAAP measure and represents Net income/(loss) plus net interest expense, tax, depreciation and amortization. See Table 4. Adjusted EBITDA is a non-GAAP measure and represents EBITDA before gain/(loss) on derivatives, early redelivery income/(cost), other operating expenses and gain/(loss) on foreign currency. See Table 4.

3 Earnings/(loss) per share ("EPS") and Adjusted Earnings/(loss) per share represent Net Income/(loss) and Adjusted Net income/(loss) less preferred dividend and mezzanine equity measurement divided by the weighted average number of shares respectively. See Table 4.

4 Time charter equivalent rate, or TCE rate, represents charter revenues less commissions and voyage expenses divided by the number of available days. See Table 5.

5  Daily vessel operating expenses are calculated by dividing vessel operating expenses for the relevant period by ownership days for such period. See Table 5.

6 Daily vessel operating expenses excluding dry-docking and pre-delivery expenses are calculated by dividing vessel operating expenses excluding dry-docking and pre-delivery expenses for the relevant period by ownership days for such period. See Table 5.

7  Daily general and administrative expenses are calculated by dividing general and administrative expenses for the relevant period by ownership days for such period. See Table 5.

Selected financial highlights
In million U.S. Dollars	Q2 2022	Q1 2022	Q4 2021	Q3 2021	Q2 2021
Total cash[8]	139.4	166.3	112.3	108.6	127.4
Revolving credit facilities[9]	135.4	146.6	137.7	88.9	67.0
Financing commitments[10]	20.0	46.2	46.2	46.2	54.7
Unsecured debt[11]	101.8	108.3	—	—	—
Secured debt[12]	322.9	293.3	355.7	413.8	491.4
Total debt[13]	424.7	401.6	355.7	413.8	491.4
Number of vessels at period end	42	40	39	39	40
Average age of fleet	10.47	10.48	10.30	10.30	10.27
Net debt per vessel[14]	6.8	5.9	6.2	7.8	9.1

Management Commentary

Dr. Loukas Barmparis, President of the Company, said: "Key highlights of the second quarter, were a very satisfactory financial performance of $0.40 per share and the delivery of our first Kamsarmax newbuild. We believe that this newbuild with the addition of the others we have on order, will provide us with substantial operational and commercial advantages coupled with a reduction of CO2 emissions per vessel. We believe, our strong liquidity and relatively low leverage will enable us to be flexible with our capital, while still rewarding our shareholders."

Update on COVID-19, company's actions and status

The COVID-19 pandemic has had a significant impact on the shipping industry and seafarers in general, as port lockdowns and travel restrictions were imposed globally during 2020 and 2021 and continue in 2022. The Company has worked extensively to find solutions focusing on effectively managing crew changes despite such ongoing port lockdowns and travel restrictions. The Company has also taken measures to protect its seafarers' and shore employees' health and well-being, keep its vessels sailing with minimal disruption to their trading ability, service its charterers, continue vessels' maintenance and dry-dockings and mitigate and address the risks, effects and impact of COVID-19 on its operations and financial performance.

There has been a negative effect from the COVID-19 pandemic on the Company's results of operations and financial condition during the second quarter of 2022, due to crew repatriation and related costs of about $0.5 million compared to pre-COVID-19 period. Certain delays are also expected in relation to dry-docking durations and schedules due to restrictions imposed in China. Any future impact of COVID-19 on the Company’s results of operations and financial condition and any long-term impact of the pandemic on the dry bulk industry, will depend on future developments, which could impact world trade and global growth.

8 Total Cash represents Cash and cash equivalents plus Time deposits and Restricted cash.

9 Undrawn borrowing capacity under revolving reducing credit facilities.

10 Secured financing commitments for loan and  sale and lease back financings.

11 Unsecured debt represents the five year tenor unsecured non-amortizing bond, net of deferred financing costs, maturing in February 2027.

12  Secured debt represents Long-term debt plus current portion of long-term debt, net of deferred financing costs.

13 Total Debt represents Unsecured debt plus Secured debt.

14 Net debt per vessel represents Total Debt less Total Cash divided by the number of vessels at periods end.

Conflict in Ukraine

As a result of the conflict between Russia and Ukraine which commenced in February 2022, the US, the EU, the UK, Switzerland and others have announced unprecedented levels of sanctions and other measures against Russia and certain Russian entities and  nationals. We intend on complying with these requirements and addressing their potential consequences. While we do not have any Ukrainian or Russian crew, our vessels currently do not sail in the Black Sea and we otherwise conduct limited operations in Russia and Ukraine, we will continue to monitor the situation to assess whether the conflict could have any impact on our operations or financial performance.

At-the-market equity offering program

In August 2020, the Company filed a prospectus supplement with the Securities and Exchange Commission (“SEC”), under which it could offer and sell shares of its common stock (“Shares”) from time to time up to aggregate sales proceeds of $23.5 million through an “at-the-market” equity offering program (the “ATM Program”). In May 2021, the Company filed a supplement to its prospectus supplement to increase the capacity under the ATM Program to allow for sales of Shares for aggregate gross offering proceeds of up to $100.0 million.

Since September 27, 2021  the Company has not sold any shares of common stock under the ATM Program. Since the inception of the ATM Program the Company had sold 19,417,280 shares of common stock under the ATM Program with aggregate net offering proceeds to the Company of $71.5 million. Shares of common stock with aggregate sales proceeds of up to $28.5 million remain available for sale. Presently, the ATM Program is inactive.

Redemption of Series C Preferred Shares

On March 30, 2022, the Company issued a notice of redemption of 1,492,554 Series C Preferred Shares representing approximately 65% of the outstanding Series C Preferred Shares. The redemption was completed on April 29, 2022, at a redemption price of $25.00 per Series C Preferred Share, plus all accumulated and unpaid dividends to, but excluding, the redemption date, in the aggregate amount of $38.1 million. Following this redemption, there are 804,950 Series C Preferred Shares outstanding.

Common Stock Repurchase Program

In June 2022, the Company authorized a program under which it may from time to time in the future purchase up to 5,000,000 shares of its common stock. As of July 22, 2022, 1,000,000 shares of common stock had been repurchased and cancelled under the repurchase program.

Fleet update

As of July 22, 2022, we had a fleet of 42 vessels, consisting of 12 Panamax, 8 Kamsarmax, 15 Post-Panamax and 7 Capes with an aggregate capacity of 4.2 million dwt and average age of 10.5 years, having taken delivery of one newbuild Kamsarmax class and one second-hand Capesize class vessel during the second quarter of 2022. In addition, during the second quarter of 2022 we have agreed to acquire one second-hand Capesize class vessel and in the aggregate we have on order 10 newbuilds.

Newbuild deliveries

In May 2022, the Company acquired the first of its 11 ultra eco newbuilds on order, the MV Vassos, a Japanese IMO GHG -EEDI Phase 3, NOx-Tier III, Kamsarmax class vessel. Upon its delivery MV Vassos was sold to a third party and leased back on a bareboat charter basis, for a period of 10 years with a purchase obligation at the end of the 10th year and purchase options after the third year of the bareboat charter, at predetermined purchase prices. In view of the repurchase obligation, the Company has assessed that the transaction be recorded as financing transaction.

Second-hand acquisitions

In April 2022, the Company agreed to purchase the MV Michalis H, a 2012-built, Chinese, dry-bulk, 180,400 dwt, Capesize class vessel for $30.0 million before commissions. The vessel was delivered to the Company in May 2022, and the purchase was funded from the cash reserves of the Company.

In May 2022, the Company agreed to purchase a 2012-built, Chinese, dry-bulk, 176,000 dwt, Capesize class vessel, to be named MV Aghia Sofia, for $31.75 million before commissions. The vessel is expected to be delivered to the Company in August 2022, upon completion of its scheduled dry docking by its current owners, which includes ballast water treatment installation, sandblasting and painting of cargo holds and environmental upgrading with ultra-low friction paints, as per our requirements. The vessel's purchase will also be funded from the cash reserves of the Company.

Newbuild orders

As of July 22, 2022, the orderbook of the Company, having been increased by two newbuilds in May 2022, consisted in the aggregate of 10 ultra eco, dry-bulk newbuilds, of which seven were Kamsarmax class vessels and three were Post-Panamax class vessels, with scheduled deliveries of one in July 2022 (the Post-Panamax class MV Climate Respect), five in 2023, three in 2024 and one in 2025. All newbuilds on the Company's orderbook are designed to meet the Phase 3 requirements of Energy Efficiency Design Index related to the reduction of green house gas emissions (''GHG -EEDI Phase 3'') as adopted by the International Maritime Organization, ("IMO") and also comply with the latest NOx emissions regulation, NOx-Tier III (IMO, MARPOL Annex VI, reg. 13).

Chartering our fleet

Our vessels are used to transport bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes. We intend to employ our vessels on both period time charters and spot time charters, according to our assessment of market conditions. Our customers represent some of the world’s largest consumers of marine drybulk transportation services. The vessels we deploy on period time charters provide us with visible and relatively stable cash flow, while the vessels we deploy in the spot market allow us to maintain our flexibility in low charter market conditions and provide an opportunity for a potential upside in our revenue when charter market conditions improve. The chartering of our vessels is managed by our Managers15 without management commission. The average total chartering commission including 3rd party brokers was approximately 4% during the second quarter of 2022; lower than the standard industry average of 5%, as a result of our Managers' relations forged over the years with our Managers' counterparts.

15 Safety Management Overseas S.A., Safe Bulkers Management Monaco Inc., and Safe Bulkers Management limited, each of which is a referred to in this press release  as "our Manager" and collectively "our Managers"

As of July 22, 2022, we employed, or had contracted to employ, 9 vessels in the spot time charter market (with up to 3 months original duration) and 33 vessels in the period time charter (with original duration in excess of 3 months), 12 of which have original duration of more than 1 year, and 11 have original duration of more than 2 years. As of July 22, 2022, the average remaining charter duration across our fleet was 1.1 years.

In May 2022, the Company entered into a long-term period time charter for the Capesize class vessel MV Pelopidas, with forward delivery date in June 2022, for duration of 3 years at a gross daily charter rate of $25,250 plus compensation for the use of the exhaust gas cleaning device ("Scrubber"). The charter agreement also grants the charterer an option to extend the period time charter for an additional year at the same gross daily charter rate. This employment is anticipated to generate approximately US$27.6 million of gross revenue from charter hire and about $5.4 million from scrubber use assuming a $220 spread per metric ton, for the minimum scheduled 3 year period of the time charter.

In June 2022, the Company entered into a long-term period time charter for the Capesize class vessel MV Michalis H, with forward delivery date in September 2022, for a minimum duration of 3 years at a gross daily charter rate of $23,000 plus compensation for the use of the Scrubber. The charter agreement also grants the charterer an option to extend the period time charter for an additional year at the same gross daily charter rate. This employment is anticipated to generate approximately US$25.2 million of gross revenue from charter hire for the minimum duration of 3 years and about $5.4 million from scrubber use assuming a $220 spread per metric ton, for the minimum scheduled 3 year period of the time charter.

During the second quarter of 2022, we operated 41.04 vessels on average earning a TCE of $25,050 compared to 41.49 vessels earning a TCE of $21,098 during the same period in 2021. Our contracted employment profile is presented below in Table 1.

Table 1: Contracted employment profile of fleet ownership days as of July 22, 2022

2022 (remaining)	63%
2022 (full year)	83%
2023	33%
2024	26%

The detailed employment profile of our fleet is presented in Table 6.

Debt Profile

As of June 30, 2022 our consolidated debt before deferred financing costs was $432.6 million, including the €100 million unsecured bond issued in February 2022 maturing in 2027. During the first half of 2022, we made scheduled principal payments of $16.6 million and made voluntary debt prepayments of $81.8 million. The repayment schedule of our debt as of June 30, 2022 is presented in Table 2 below:

Table 2: Loan repayment Schedule

(in USD million)

Ending December 31,	2022	2023	2024	2025	2026	2027	2028	2029-2032	Total
Secured debt	12.7	25.8	38.6	80.8	81.0	35.8	20.4	33.0	328.1
Unsecured debt	0.0	0.0	0.0	0.0	0.0	104.5	0.0	0.0	104.5
Total debt	12.7	25.8	38.6	80.8	81.0	140.3	20.4	33.0	432.6
Fleet scrap value[16]									359.3

Liquidity and capital resources, capital expenditure requirements and debt as of June 30, 2022

We had $139.4 million in cash, cash equivalents, bank time deposits and restricted cash, $135.4 million in undrawn borrowing capacity available under revolving reducing credit facilities and $20.0 million in undrawn borrowing capacity available under a loan agreement in relation to one newbuild vessel. We had paid $58.9 million for our capital expenditure requirements in relation to our orderbook. Furthermore, we had contracted revenue of approximately $393.7 million, net of commissions, from our non-cancellable spot and period time charter contracts excluding the scrubber benefit, and additional borrowing capacity in relation to seven unencumbered vessels and nine newbuilds upon their delivery.

16 The fleet scrap value is calculated on the basis of fleet aggregate light weight tons ("lwt") and scrap rate of $565/lwt ton (Clarksons data), on June 30, 2022.

We had a fleet of 42 vessels, an orderbook of ten newbuilds and had contracted to buy one second-hand vessel. The remaining capital expenditure requirements were $319.5 million in aggregate, consisting of $314.6 million in relation to the ten newbuilds on order and the one second-hand vessel contracted to be bought, and $4.9 million in relation to five Scrubbers and two ballast water treatment systems ("BWTS") retrofits. The schedule of payments of the remaining capital expenditure requirements is $70.8 million in 2022, $158.0 million in 2023, $74.3 million in 2024 and $16.4 million in 2025.

We had $432.6 million of outstanding consolidated debt, including the unsecured bond issued in February 2022, before deferred financing costs.

Liquidity and capital resources, capital expenditure requirements and debt as of July 22, 2022

We had $167.8 million in cash, cash equivalents, bank time deposits, restricted cash, $115.4 million in undrawn borrowing capacity available under revolving reducing credit facilities and $25.0 million in undrawn borrowing capacity available under a loan agreement in relation to one newbuild vessel. We had paid $59.2 million for our capital expenditure requirements in relation to our orderbook Furthermore, we had contracted revenue of approximately $361.5 million, net of commissions, from our non-cancellable spot and period time charter contracts excluding the scrubber benefit, and additional borrowing capacity in relation to seven unencumbered vessels and nine newbuilds upon their delivery.

We had a fleet of 42 vessels, and had placed orders for ten newbuilds and had contracted to buy one second-hand vessel. The remaining capital expenditure requirements were $319.1 million in aggregate, consisting of $314.4 million in relation to the ten newbuilds on order and the one second-hand vessel contracted to be bought and $4.7 million in relation to five Scrubbers and two BWTS retrofits. The schedule of payments of the remaining capital expenditure requirements is $70.5 million in 2022, $157.9 million in 2023, $74.3 million in 2024 and $16.4 million in 2025.

We had $449.1 million of outstanding consolidated debt, including the unsecured bond issued in February 2022, before deferred financing costs.

Environmental Social Governance and Responsibility - Environmental investments - Dry-dockings

The Company continues the retrofit of its vessels with BWTS having installed such systems on 40 out of 42 existing vessels as of July 22, 2022. Furthermore, the Company has installed Scrubbers on 18 out of 42 existing vessels as of July 22, 2022 and has agreed five additional Scrubber installations, for four of its existing Capesize class vessels and for the second-hand Capesize class vessel expected to be delivered in August 2022.

Furthermore, the Company is pursuing a vessel upgrade program during dry-dockings, in the amount of about $2.2 million for 2022, which involves environmental upgrades including application of low friction paints and installation of energy saving devices. The upgrades on the MV Efrossini, MV Pedhoulas Rose, MV Venus Horizon and MV Pelopidas were completed during the first half of 2022, and we expect to implement such upgrades during the remainder of this year in the vessels MV Katerina and MV Sophia.

The Company has scheduled three dry-dockings for the second half of calendar year 2022, with an estimated aggregate number of 57 down-time days during the third quarter 2022 and 35 down-time days during the fourth quarter 2022.

Environmental Social Governance and Responsibility - 2021 Sustainability Report

In July 2022, the Company issued its 2021 Sustainability Report describing the progress of its environmental, social and governance (“ESG”) practices and its vision towards a continuous enhancement of its ESG standards. The report is available for download and can be accessed from the Company's website using the link: www.safebulkers.com/sustainability

Dividend Policy

On July 27, 2022, the Board of Directors of the Company declared a cash dividend on the Company’s common stock of $0.05 per share which is payable on September 1, 2022 to the shareholders of record of the Company's common stock at the closing of trading on August 22, 2022. As of July 22, 2022, the Company had 120,663,339 shares of common stock issued and outstanding.

In May 2022, the Board of Directors of the Company declared a cash dividend on the Company’s common stock of $0.05 per share which was paid on June 15, 2022 to shareholders of record of the Company's common stock at the at the close of trading on June 8, 2022.

In July 2022, the Company declared a cash dividend of $0.50 per share on each of its 8.00% Series C Cumulative Redeemable Perpetual Preferred Shares (NYSE: SB.PR.C) and 8.00% Series D Cumulative Redeemable Perpetual Preferred Shares (NYSE: SB.PR.D) for the period from April 30, 2022 to July 29, 2022, which will be paid on August 1, 2022 to the respective shareholders of record as of July 22, 2022.

The declaration and payment of dividends, if any, will always be subject to the discretion of the Board of Directors of the Company. There is no guarantee that the Company’s Board of Directors will determine to issue cash dividends in the future. The timing and amount of any dividends declared will depend on, among other things: (i) the Company’s earnings, fleet employment profile, financial condition and cash requirements and available sources of liquidity; (ii) decisions in relation to the Company’s growth, fleet renewal and leverage strategies; (iii) provisions of Marshall Islands and Liberian law governing the payment of dividends; (iv) restrictive covenants in the Company’s existing and future debt instruments; and (v) global economic and financial conditions.

Conference Call

On Thursday, July 28, 2022 at 12:00 P.M. Eastern Time, the Company’s management team will host a conference call to discuss the Company’s financial results.

Participants should register at Safe Bulkers Earnings Call Registration. All registrants will receive dial-in information and a PIN allowing them to access the live call.

Slides and Audio Webcast:

There will also be a live, and then archived, webcast of the conference call and accompanying slides, available through the Company’s website. To listen to the archived audio file, visit our website www.safebulkers.com and click on Events & Presentations. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Management Discussion of Second Quarter 2022 Results

During the second quarter of 2022, we operated in an improved charter market environment compared to the same period of 2021, with lower interest expenses and increased revenues which also include earnings from Scrubber fitted vessels. During the second quarter of 2022, we had a TCE of $25,050 compared to a TCE of $21,098 during the same period in 2021. The net income for the second quarter of 2022 reached $50.3 million compared to net income of $32.4 million during the same period in 2021. In more detail, the change in net income resulted from the following main factors:

Net revenues: Net revenues increased by 12% to $91.6 million for the second quarter of 2022, compared to $81.6 million for the same period in 2021, mainly due to the increased TCE rate as a result of the improved market, assisted by the additional revenues earned by our Scrubber fitted vessels.

Vessel operating expenses: Vessel operating expenses marginally increased by 1% to $18.6 million for the second quarter of 2022 compared to $18.4 million for the same period in 2021. Certain detailed information for the costs included in the vessel operating expenses are subsequently provided: (i) dry docking expense decreased to $0.9 million related to three partially completed drydockings during the second quarter of 2022, compared to $1.2 million related to two fully and one partially completed dry dockings for the same period of 2021, (ii) spare parts decreased to $1.7 million for the second quarter of 2022, compared to $2.2 million for the same period in 2021, (iii) crew repatriation and related costs decreased to $1.1 million for the second quarter of 2022 compared to $1.3 million for the same period in 2021, as a result of gradual easing of travelling restrictions, (iv) repairs and maintenance marginally increased to $1.3 million compared to $1.2 million for the same period in 2021, (v) insurance cost marginally increased to $1.1 million for the second quarter of 2022 compared to $1.0 million for the same period in 2021 and (vi) lubricants cost increased to $1.4 million for the second quarter of 2022, compared to $0.9 million for the same period in 2021 due to lubricants cost appreciation.  The Company expenses dry-docking and pre-delivery costs as incurred, which costs may vary from period to period. Excluding dry-docking and pre-delivery costs of $1.2 million and $1.3 million for the second quarter of 2022 and 2021, respectively, vessel operating expenses increased by 2% to $17.4 million during the second quarter of 2022 in comparison to $17.1 million during the same quarter of 2021. Dry-docking expense is related to the number of dry-dockings in each period and pre-delivery expenses are related to the number of vessel deliveries and second hand acquisitions in each period. Other shipping companies may defer and amortize dry-docking expense and many do not include dry-docking expenses within vessel operating expenses costs but present these separately.

Depreciation: Depreciation expense decreased by $0.8 million, or 6% to $12.2 million for the second quarter of 2022, compared to $13.0 million for the same period in 2021, mainly as a result of changing the estimate of vessels' residual value, from a scrap rate of $182 per light weight ton to $375 per light weight ton, effective January 1, 2022. The basic and diluted net earnings per share for the three months ended June 30, 2022 would have been $0.38 per share and $0.38 per share, respectively, if there was no change in the estimated scrap value, representing a $0.02 and $0.02 change to the basic and diluted net earnings per share, respectively.

Interest expense: Interest expense decreased to $3.5 million in the second quarter of 2022 compared to $4.1 million for the same period in 2021, as a result of the reduction of the outstanding loans.

(Loss)/Gain on derivatives: Loss on derivatives amounted to $0.3 million in the second quarter of 2022 compared to a loss of $2.3 million for the same period in 2021, as a result of the termination of all outstanding interest rate derivative contracts during the first quarter of 2022.

Daily vessel operating expenses: Daily vessel operating expenses, calculated by dividing vessel operating expenses by the ownership days of the relevant period, increased by 2% to $4,981 for the second quarter of 2022 compared to $4,874 for the same period in 2021. Daily vessel operating expenses excluding dry-docking and pre-delivery expenses increased by 2% to $4,648 for the second quarter of 2022 compared to $4,539 for the same period in 2021.

Daily general and administrative expenses17: Daily general and administrative expenses, which include management fees payable to our Managers and daily company administrations expenses, decreased  by 7% to $1,382 for the second quarter of 2022, compared to $1,488 for the same period in 2021, as a result of the weakening of the Euro / U.S. Dollar exchange rate during the 2nd quarter of 2022.

Balance sheet

Right-of-use asset/Lease Liability: As of June 30, 2022, we had classified the asset and liability directly associated with the acquisition of the vessel Stelios Y: as (a) Right-of-use asset and presented it on the balance sheet separately under Fixed assets in the amount of $31.2 million, which represents (i) the advance payments and additional purchase costs paid for the vessel and (ii) the future payments under the 12-month period bareboat charter that commenced in November 2021 net of accumulated depreciation of $1.0 million, and as (b) Current Lease liabilities of $19.6 million, representing the outstanding balance of the present value of the lease payments of the above mentioned 12-month bareboat charter.

17 See table 5

Unaudited Interim Financial Information and Other Data

SAFE BULKERS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

(In thousands of U.S. Dollars except for share and per share data)

	Three-Months Period Ended June 30,		Six-Months Period Ended June 30,
	2021	2022	2021	2022
REVENUES:
Revenues	84,963	95,463	150,185	176,565
Commissions	(3,385)	(3,862)	(6,089)	(7,218)
Net revenues	81,578	91,601	144,096	169,347
EXPENSES:
Voyage expenses	(3,430)	(1,120)	(7,806)	(5,458)
Vessel operating expenses	(18,406)	(18,605)	(36,294)	(38,971)
Depreciation	(13,006)	(12,228)	(26,330)	(23,534)
General and administrative expenses	(5,618)	(5,160)	(11,097)	(10,571)
Loss on sale of assets	(1,973)	—	(3,393)	—
Early redelivery income	—	—	7,555	—
Operating income	39,145	54,488	66,731	90,813
OTHER (EXPENSE) / INCOME:
Interest expense	(4,062)	(3,513)	(8,314)	(6,399)
Other finance cost	(73)	(133)	(224)	(824)
Interest income	19	44	52	59
(Loss)/gain on derivatives	(2,266)	(269)	(3,162)	3,958
Foreign currency gain/(loss)	407	217	(175)	24
Amortization and write-off of deferred finance charges	(724)	(505)	(1,144)	(937)
Net income	32,446	50,329	53,764	86,694
Less Preferred dividend	2,746	2,232	5,571	4,978
Plus Mezzanine equity measurement	—	—	(271)	—
Net income available to common shareholders	29,700	48,097	48,464	81,716
Earnings per share basic and diluted	0.27	0.40	0.45	0.67
Weighted average number of shares	109,696,378	121,625,952	106,547,372	121,639,050

	Six-Months Period Ended June 30,
	2021	2022
(In millions of U.S. Dollars)
CASH FLOW DATA
Net cash provided by operating activities	85.9	124.8
Net cash provided by/(used in) investing activities	11.7	(166.6)
Net cash (used in)/provided by financing activities	(83.2)	15.2
Net increase/(decrease) in cash and cash equivalents	14.4	(26.6)

SAFE BULKERS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(In thousands of U.S. Dollars)

	December 31, 2021	June 30, 2022
ASSETS
Cash and cash equivalents, time deposits, and restricted cash	102,084	129,109
Other current assets	22,032	22,850
Vessels, net	864,391	941,591
Right-of-use asset	31,938	31,202
Advances for vessels	56,484	62,338
Restricted cash non-current	10,250	10,250
Other non-current assets	7,141	609
Total assets	1,094,320	1,197,949
LIABILITIES AND EQUITY
Current portion of long-term debt	39,912	23,510
Lease liability	21,945	19,594
Other current liabilities	26,835	33,132
Long-term debt, net of current portion	315,796	401,240
Other non-current liabilities	10,592	13,055
Shareholders’ equity	679,240	707,418
Total liabilities and equity	1,094,320	1,197,949

TABLE 4

RECONCILIATION OF ADJUSTED NET INCOME, EBITDA, ADJUSTED EBITDA AND ADJUSTED EARNINGS PER SHARE

	Three-Months Period Ended June 30,		Six-Months Period Ended June 30,
(In thousands of U.S. Dollars except for share and per share data)	2021	2022	2021	2022
Adjusted Net Income
Net Income	32,446	50,329	53,764	86,694
Plus Loss on sale of assets	1,973	—	3,393	—
Plus Loss/(gain) on derivatives	2,266	269	3,162	(3,958)
Plus Foreign currency (gain)/loss	(407)	(217)	175	(24)
Less Early redelivery income	—	—	(7,555)	—
Adjusted net income	36,278	50,381	52,939	82,712
EBITDA - Adjusted EBITDA
Net Income	32,446	50,329	53,764	86,694
Plus Net Interest expense	4,043	3,469	8,262	6,340
Plus Depreciation	13,006	12,228	26,330	23,534
Plus Amortization and write-off of deferred finance charges	724	505	1,144	937
EBITDA	50,219	66,531	89,500	117,505
Plus Loss on sale of assets	1,973	—	3,393	—
Less Early redelivery income	—	—	(7,555)	—
Plus Loss/(gain) on derivatives	2,266	269	3,162	(3,958)
Plus Foreign currency (gain)/loss	(407)	(217)	175	(24)
ADJUSTED EBITDA	54,051	66,583	88,675	113,523
Earnings per share
Net Income	32,446	50,329	53,764	86,694
Less Preferred dividend	2,746	2,232	5,571	4,978
Plus Mezzanine equity measurement	—	—	(271)	—
Net income available to common shareholders	29,700	48,097	48,464	81,716
Weighted average number of shares	109,696,378	121,625,952	106,547,372	121,639,050
Earnings per share	0.27	0.40	0.45	0.67
Adjusted Earnings per share
Adjusted net income	36,278	50,381	52,939	82,712
Less Preferred dividend	2,746	2,232	5,571	4,978
Plus Mezzanine equity measurement	—	—	(271)	—
Adjusted Net income available to common shareholders	33,532	48,149	47,639	77,734
Weighted average number of shares	109,696,378	121,625,952	106,547,372	121,639,050
Adjusted Earnings per share	0.31	0.40	0.45	0.64

- EBITDA, Adjusted EBITDA, Adjusted Net income/(loss) and Adjusted earnings/(loss) per share are not recognized measurements under US

GAAP.

- EBITDA represents Net income/(loss) before interest, income tax expense, depreciation and amortization.

- Adjusted EBITDA represents EBITDA before impairment and loss on vessels held for sale, gain/(loss) on sale of assets, gain/(loss) on derivatives, early redelivery income/(cost), other operating expenses and gain/(loss) on foreign currency.

- Adjusted Net income/(loss) represents Net income/(loss) before impairment and loss on vessels held for sale, gain/(loss) on sale of assets, gain/(loss) on derivatives, early redelivery income/(cost),other operating expenses and gain/(loss) on foreign currency.

- Adjusted earnings/(loss) per share represents Adjusted Net income/(loss) less preferred dividend and mezzanine equity measurement divided by the weighted average number of shares.

- EBITDA, Adjusted EBITDA, Adjusted Net income/(loss) and Adjusted earnings/(loss) per share are used as supplemental financial measures by management and external users of financial statements, such as investors, to assess our financial and operating performance. The Company believes that these non-GAAP financial measures assist our management and investors by increasing the comparability of our performance from period to period. The Company believes that including these supplemental financial measures assists our management and investors in

(i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our financial and operational performance in assessing whether to continue investing in us. The

Company believes that EBITDA, Adjusted EBITDA, Adjusted Net income/(loss) and Adjusted earnings/(loss) per share are useful in evaluating the Company’s operating performance from period to period because the calculation of EBITDA generally eliminates the effects of financings, income taxes and the accounting effects of capital expenditures and acquisitions, the calculation of Adjusted EBITDA and

Adjusted Net Income/(loss) generally further eliminates from EBITDA and Net Income/(loss) respectively the effects from impairment and loss on vessels held for sale, gain/(loss) on sale of assets, gain/(loss) on derivatives, early redelivery income/(cost), other operating expenses and gain/(loss) on foreign currency, items which may vary from year to year and for different companies for reasons unrelated to overall operating performance. EBITDA, Adjusted EBITDA,

Adjusted Net income/(loss) and Adjusted earnings/(loss) per share have limitations as analytical tools, and should not be considered in isolation, or as a substitute for analysis of the Company’s results as reported under US GAAP. While EBITDA and Adjusted EBITDA, Adjusted Net

income/(loss) and Adjusted earnings/(loss) per share, are frequently used as measures of operating results and performance, they are not necessarily comparable to other similarly titled captions of other companies due to differences in methods of calculation. In evaluating

Adjusted EBITDA, Adjusted Net income/(loss) and Adjusted earnings/(loss) per share, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted EBITDA, Adjusted Net income/(loss) and Adjusted earnings/(loss) per share should not be construed as an inference that our future results will be unaffected by the excluded items.

TABLE 5: FLEET DATA, AVERAGE DAILY INDICATORS RECONCILIATION

	Three-Months Period Ended June 30,		Six-Months Period Ended June 30,
	2021	2022	2021	2022
FLEET DATA
Number of vessels at period end	40	42	40	42
Average age of fleet (in years)	10.27	10.47	10.27	10.47
Ownership days (1)	3,776	3,735	7,580	7,294
Available days (2)	3,704	3,612	7,439	7,050
Average number of vessels in the period (3)	41.49	41.04	41.88	40.30
AVERAGE DAILY RESULTS
Time charter equivalent rate (4)	$ 21,098	$ 25,050	$ 18,321	$ 23,247
Daily vessel operating expenses (5)	$ 4,874	$ 4,981	$ 4,788	$ 5,343
Daily vessel operating expenses excluding dry-docking and pre-delivery expenses (6)	$ 4,539	$ 4,648	$ 4,444	$ 4,782
Daily general and administrative expenses (7)	$ 1,488	$ 1,382	$ 1,464	$ 1,449
TIME CHARTER EQUIVALENT RATE RECONCILIATION
(In thousands of U.S. Dollars except for available days and Time charter equivalent rate)
Revenues	$ 84,963	$ 95,463	$ 150,185	$ 176,565
Less commissions	(3,385)	(3,862)	(6,089)	(7,218)
Less voyage expenses	(3,430)	(1,120)	(7,806)	(5,458)
Time charter equivalent revenue	$ 78,148	$ 90,481	$ 136,290	$ 163,889
Available days (2)	3,704	3,612	7,439	7,050
Time charter equivalent rate (4)	$ 21,098	$ 25,050	$ 18,321	$ 23,247

_____________

(1) Ownership days represent the aggregate number of days in a period during which each vessel in our fleet has been owned by us.

(2) Available days represent the total number of days in a period during which each vessel in our fleet was in our possession, net of off-hire days associated with scheduled maintenance, which includes major repairs, drydockings, vessel upgrades or special or intermediate surveys.

(3) Average number of vessels in the period is calculated by dividing ownership days in the period by the number of days in that period.

(4) Time charter equivalent rate, or TCE rate, represents our charter revenues less commissions and voyage expenses during a period divided by the number of available days during such period. TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on period time charters and spot time charters with daily earnings generated by vessels on voyage charters, because charter rates for vessels on voyage charters are generally not expressed in per day amounts, while charter rates for vessels on period time charters and spot time charters generally are expressed in such amounts. We have only rarely employed our vessels on voyage charters and, as a result, generally our TCE rates approximate our time charter rates.

(5) Daily vessel operating expenses are calculated by dividing vessel operating expenses for the relevant period by ownership days for such period. Vessel operating expenses include crewing, insurance, lubricants, spare parts, provisions, stores, repairs, maintenance including dry-docking, statutory and classification expenses and other miscellaneous items.

(6) Daily vessel operating expenses excluding dry-docking and pre-delivery expenses are calculated by dividing vessel operating expenses excluding dry-docking and pre-delivery expenses for the relevant period by ownership days for such period. Dry-docking expenses include costs of shipyard, paints and agent expenses and pre-delivery expenses include initially supplied spare parts, stores, provisions and other miscellaneous items provided to a newbuild acquisition prior to their operation.

(7) Daily general and administrative expenses are calculated by dividing general and administrative expenses for the relevant period by ownership days for such period. Daily general and administrative expenses include daily management fees payable to our Managers and daily company administration expenses.

Table 6: Detailed fleet and employment profile as of July 22, 2022

Vessel Name	Dwt	Year Built [1]	Country of Construction	Charter Type	Charter Rate [2]	Commissions [3]	Charter Period [4]
CURRENT FLEET
Panamax
Katerina	76,000	2004	Japan	Period	$ 23,000	5.00%	December 2020	July 2022
				Period[20]	10,950 + 50% *101% BPI 74	5.00%	August 2022	July 2023
Maritsa	76,000	2005	Japan	Period[20]	10,950 + 50% *101% BPI 74	5.00%	February 2022	January 2023
Paraskevi 2	75,000	2011	Japan	Period[26]	BPI 74 4TC * 103%	5.00%	April 2021	July 2022
				Spot	$ 17,500	5.00%	July 2022	September 2022
Efrossini	75,000	2012	Japan	Period[22]	103% BPI 74	3.75%	March 2022	February 2023
Zoe [11]	75,000	2013	Japan	Period[23]	104.25% BPI 74	5.00%	August 2021	September 2022
Koulitsa 2	78,100	2013	Japan	Period	$ 24,000	3.75%	July 2021	August 2022
Kypros Land [11]	77,100	2014	Japan	Period[13]	$ 13,800	3.75%	August 2020	August 2022
					BPI 82 5TC * 97% - $2,150	3.75%	August 2022	August 2025
Kypros Sea	77,100	2014	Japan	Period[13]	$ 13,800	3.75%	July 2020	July 2022
					BPI 82 5TC * 97% - $2,150	3.75%	July 2022	September 2022
					$ 24,123	3.75%	September 2022	December 2022
					BPI 82 5TC * 97% - $2,150	3.75%	December 2022	July 2025
Kypros Bravery	78,000	2015	Japan	Period[12]	$ 11,750	3.75%	August 2020	August 2022
					BPI 82 5TC * 97% - $2,150	3.75%	August 2022	August 2025
Kypros Sky [9]	77,100	2015	Japan	Period[12]	$ 11,750	3.75%	August 2020	August 2022
					BPI 82 5TC * 97% - $2,150	3.75%	August 2022	August 2025
Kypros Loyalty	78,000	2015	Japan	Period[12]	$ 11,750	3.75%	July 2020	July 2022
					BPI 82 5TC * 97% - $2,150	3.75%	July 2022	September 2022
					$ 23,153	3.75%	September 2022	December 2022
					BPI 82 5TC * 97% - $2,150	3.75%	December 2022	July 2025
Kypros Spirit [9]	78,000	2016	Japan	Period[13]	$ 13,800	3.75%	August 2020	August 2022
					BPI 82 5TC * 97% - $2,150	3.75%	August 2022	July 2025
Kamsarmax
Pedhoulas Merchant	82,300	2006	Japan	Period	$ 25,900	3.75%	March 2022	March 2023
Pedhoulas Trader	82,300	2006	Japan	Period[24]	15,500 + 50% *98% BPI 82	5.00%	November 2021	August 2022
Pedhoulas Leader	82,300	2007	Japan	Period	$ 28,750	5.00%	November 2021	July 2022
				Spot	$ 15,250	3.75%	July 2022	September 2022
Pedhoulas Commander	83,700	2008	Japan	Period	$ 20,500	5.00%	August 2021	August 2022
Pedhoulas Cherry	82,000	2015	China	Period[18]	$ 24,000	5.00%	July 2022	August 2023
Pedhoulas Rose	82,000	2017	China	Period[18,25]	12,750 + 50% *104% BPI 82	5.00%	April 2022	October 2022
Pedhoulas Cedrus[14]	81,800	2018	Japan	Period[29]	$ 27,800	3.75%	July 2021	August 2022
Vassos[8]	82,000	2022	Japan	Spot	$ 35,900	5.00%	May 2022	September 2022
Post-Panamax
Marina	87,000	2006	Japan	Spot [18]	$ 32,500	5.00%	March 2022	July 2022
				Spot[18]	$ 18,500	5.00%	July 2022	September 2022
Xenia	87,000	2006	Japan	Period [18]	$ 24,200	5.00%	September 2021	September 2022
Sophia	87,000	2007	Japan	Spot[18]	$ 27,500	5.00%	June 2022	August 2022
				Spot[18]	$ 22,000	3.75%	August 2022	September 2022
Eleni	87,000	2008	Japan	Spot [18]	$ 18,300	5.00%	July 2022	August 2022
Martine	87,000	2009	Japan	Period [18]	$ 15,100	5.00%	June 2021	August 2022
Andreas K	92,000	2009	South Korea	Spot[18]	$ 21,500	5.00%	July 2022	September 2022
Panayiota K [10]	92,000	2010	South Korea	Spot[18]	$ 28,000	5.00%	May 2022	August 2022
Agios Spyridonas [10]	92,000	2010	South Korea	Spot[18]	$ 22,500	5.00%	June 2022	August 2022
Venus Heritage [11]	95,800	2010	Japan	Spot[18]	$ 15,000	3.75%	July 2022	July 2022
				Spot[18]	$ 22,000	5.00%	July 2022	August 2022
Venus History [11]	95,800	2011	Japan	Period [18]	$ 26,250	5.00%	January 2022	December 2022
Venus Horizon	95,800	2012	Japan	Period[18]	$ 27,950	5.00%	May 2022	March 2023
Venus Harmony	95,700	2013	Japan	Spot	$ 24,000	5.00%	June 2022	August 2022
Troodos Sun [16]	85,000	2016	Japan	Period [18,19]	BPI 82 5TC * 114%	5.00%	June 2021	March 2023
Troodos Air	85,000	2016	Japan	Period [18]	$ 28,000	5.00%	May 2022	June 2023
Troodos Oak	85,000	2020	Japan	Period[30]	$ 29,400	3.75%	July 2021	August 2022
Capesize
Mount Troodos	181,400	2009	Japan	Period[17]	$ 34,500	3.75%	April 2022	March 2023
Kanaris	178,100	2010	China	Period [5]	$ 25,928	2.50%	September 2011	September 2031
Pelopidas	176,000	2011	China	Period [27,18]	$ 25,250	3.75%	June 2022	May 2025
Lake Despina [7]	181,400	2014	Japan	Period [6]	$ 25,200	5.00%	February 2022	February 2025
Stelios Y	181,400	2012	Japan	Period [15]	$ 24,400	3.75%	November 2021	November 2024
Maria	181,300	2014	Japan	Period	$ 35,000	3.75%	June 2022	October 2022
Michalis H	180,400	2012	China	Spot[28]	BCI C14 * 101.5%	3.75%	May 2022	August 2022
				Period[21]	$ 23,000	3.75%	August 2022	July 2025
TOTAL	4,187,900
Orderbook
TBN Aghia Sofia	176,000	Q3 2022	China
TBN	87,000	Q3 2022	Japan
TBN	87,000	Q1 2023	Japan
TBN	87,000	Q2 2023	Japan
TBN	82,000	Q4 2023	Japan
TBN	82,000	Q4 2023	Japan
TBN	82,000	Q4 2023	Japan
TBN	82,000	Q1 2024	Japan
TBN	82,000	Q1 2024	Japan
TBN	82,500	Q3 2024	China
TBN	82,500	Q1 2025	China
TOTAL	1,012,000

(1) For existing vessels, the year represents the year built. For any newbuilds, the date shown reflects the expected delivery dates.

(2) Quoted charter rates are the recognized daily gross charter rates. For charter parties with variable rates among periods or consecutive charter parties with the same charterer, the recognized gross daily charter rate represents the weighted average gross daily charter rate over the duration of the applicable charter period or series of charter periods, as applicable. In the case of a charter agreement that provides for additional payments, namely ballast bonus to compensate for vessel repositioning, the gross daily charter rate presented has been adjusted to reflect estimated vessel repositioning expenses. Gross charter rates are inclusive of commissions. Net charter rates are charter rates after the payment of commissions. In the case of voyage charters, the charter rate represents revenue recognized on a pro rata basis over the duration of the voyage from load to discharge port less related voyage expenses.

(3) Commissions reflect payments made to third-party brokers or our charterers.

(4) The start dates listed reflect either actual start dates or, in the case of contracted charters that had not commenced as of July 22, 2022, the scheduled start dates. Actual start dates and redelivery dates may differ from the referenced scheduled start and redelivery dates depending on the terms of the charter and market conditions and does not reflect the options to extend the period time charter.

(5) Charterer of MV Kanaris agreed to reimburse us for part of the cost of the scrubbers and BWTS to be installed on the vessel, which is recorded by increasing the recognized daily charter rate by $634 over the remaining tenor of the time charter party.

(6) A period time charter for a duration of 3 years at a gross daily charter rate of $22,500 plus an one-off $3.0 million payment upon charter commencement. The charter agreement also grants the charterer an option to extend the period time charter for an additional year at a gross daily charter rate of $27,500.

(7) MV Lake Despina was sold and leased back in April 2021 on a bareboat charter basis for a period of seven years with a purchase option in favor of the Company five years and six months following the commencement of the bareboat charter period at a predetermined purchase price.

(8) MV Vassos was sold and leased back in May 2022 on a bareboat charter basis for a period of ten years with a purchase option in favor of the Company three years following the commencement of the bareboat charter period and a purchase obligation at the end of the bareboat charter period, all at predetermined purchase prices.

(9) MV Kypros Sky and MV Kypros Spirit were sold and leased back in December 2019 on a bareboat charter basis for a period of eight years, with purchase options in favor of the Company commencing three years following the commencement of the bareboat charter period and a purchase obligation at the end of the bareboat charter period, all at predetermined purchase prices.

(10) MV Panayiota K and MV Agios Spyridonas were sold and leased back in January 2020 on a bareboat charter basis for a period of six years, with purchase options in favor of the Company commencing three years following the commencement of the bareboat charter period and a purchase obligation at the end of the bareboat charter period, all at predetermined purchase prices.

(11) MV Zoe, MV Kypros Land, MV Venus Heritage and MV Venus History were sold and leased back in November 2019, on a bareboat charter basis, one for a period of eight years and three for a period of seven and a half years, with a purchase option in favor of the Company five years and nine months following the commencement of the bareboat charter period at a predetermined purchase price.

gross charter rate presented.

(12) A period time charter of five years at a daily gross charter rate of $11,750 for the first two years and a gross daily charter rate linked to the BPI-82 5TC times 97% minus $2,150, for the remaining period.

(13) A period time charter of five years at a daily gross charter rate of $13,800 for the first two years and a gross daily charter rate linked to the BPI-82 5TC times 97% minus $2,150, for the remaining period.

(14) MV Pedhoulas Cedrus was sold and leased back in February 2021 on a bareboat charter basis for a period of ten years with a purchase option in favor of the Company three years following the commencement of the bareboat charter period and a purchase obligation at the end of the bareboat charter period, all at predetermined purchase prices.

(15) In October 2021, the Company entered into a new period time charter for MV Stelios Y, for a duration of 3 years at a gross daily charter rate of $24,400, which is expected to commence in November 2021 upon delivery of the vessel to the Company by her present owners. The charter agreement also grants the charterer an option to extend the period time charter for an additional year at a gross daily charter rate of $26,500.

(16) MV Troodos Sun was sold and leased back in September 2021 on a bareboat charter basis for a period of ten years, with purchase options in favor of the Company commencing three years following the commencement of the bareboat charter period and a purchase obligation at the end of the bareboat charter period, all at predetermined purchase prices.

(17) Scrubber benefit was agreed on the basis of fuel consumption of heavy fuel oil and the price differential between the heavy fuel oil and the compliant fuel cost for the voyage and is included on the daily gross charter rate presented.

(18) Scrubber benefit was agreed on the basis of fuel consumption of heavy fuel oil and the price differential between the heavy fuel oil and the compliant fuel cost for the voyage and is not included on the daily gross charter rate presented..

(19) A period time charter of 22 to 26 months at a daily gross charter rate linked to the BPI-82 5TC times 114% .

(20) A period time charter of 11 to 13 months at a daily gross charter rate of $10,950 plus additional  gross daily charter rate linked to the 50% of the BPI-74 4TC times 101% .

(21) A period time charter for a minimum duration of  three years at a gross daily charter rate of $23,000. The charter agreement also grants the charterer an option to extend the period time charter for an additional year at the same gross daily charter rate.

(22) A period time charter of 11 to 14 months at a daily gross charter rate linked to the BPI-74 4TC times 103% .

(23) A period time charter of 10 to 13 months at a daily gross charter rate linked to the BPI-74 4TC times 104.25% .

(24) A period time charter of 7 to 10 months at a daily gross charter rate of $15,500 plus additional  gross daily charter rate linked to the 50% of the BPI-82 5TC times 98% .

(25) A period time charter of 7 to 10 months at a daily gross charter rate of $12,750 plus additional  gross daily charter rate linked to the 50% of the BPI-82 5TC times 104% .

(26) A period time charter of 11 to 14 months at a daily gross charter rate of $13,800 for the first twelve months a gross daily charter rate linked to the BPI-74 4TC times 103% for the remaining period.

(27) A period time charter for a duration of  three years at a gross daily charter rate of $25,250. The charter agreement also grants the charterer an option to extend the period time charter for an additional year  at the same gross daily charter rate.

(28) A spot time charter at a gross daily charter rate linked to the Baltic Exchange Capesize Index C14 times 101.5%.

(29) A period time charter ration of 11 to 14 months at a daily gross charter rate of $16,400 plus an one-off $3.7 million payment upon charter commencement.

(30) A period time charter ration of 11 to 14 months at a daily gross charter rate of $18,000 plus an one-off $3.7 million payment upon charter commencement.

About Safe Bulkers, Inc.

The Company is an international provider of marine drybulk transportation services, transporting bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes for some of the world’s largest users of marine drybulk transportation services. The Company’s common stock, series C preferred stock and series D preferred stock are listed on the NYSE, and trade under the symbols “SB”, “SB.PR.C”, and “SB.PR.D”, respectively.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Exchange Act of 1934, as amended, and in Section 21E of the Securities Act of 1933, as amended) concerning future events, the Company’s growth strategy and measures to implement such strategy, including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, business disruptions due to natural disasters or other events, such as the recent COVID-19 pandemic, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for drybulk vessels, competitive factors in the market in which the Company operates, risks associated with operations outside the United States and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Company Contact:

Dr. Loukas Barmparis

President

Safe Bulkers, Inc.

Tel.: +30 21 11888400

+357 25 887200

E-Mail:directors@safebulkers.com

Investor Relations / Media Contact:

Nicolas Bornozis, President

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, N.Y. 10169

Tel.: (212) 661-7566

Fax: (212) 661-7526

E-Mail:safebulkers@capitallink.com